News Release	No. 08-152 April 1, 2008

Project 2 Update Western Bushveld Joint Venture

Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group Metals”) announces that a feasibility study has been released by Wesizwe Platinum Ltd. “Wesizwe” (JSE:WEZ) covering the Project 2 area owned 50% by the Western Bushveld Joint Venture. Referred to by Wesizwe as a “Bankable Feasibility Study for the Frischgewaagd-Ledig Project”, the study also includes additional resources on the farm Ledig owned 100% by Wesizwe located adjacent to the north of Project 2.  The Western Bushveld Joint Venture is comprised of 37% for Platinum Group Metals Ltd (operator), 37% for Anglo Platinum and 26% for Wesizwe. Platinum Group Metals Ltd. holds an effective 18.5% interest over the Project 2 area which is the majority of the surface area covered by the feasibility study.

The feasibility study was completed by Wesizwe and their consultants TWP, Murray and Roberts Cementation and the Mineral Corporation, all relevant experienced South African independent mining contractors. The study was not completed with reference to Canadian National Instrument 43-101 and was not completed on behalf of or under the direction of  Platinum Group Metals Ltd.

The company has had recent access to the information supporting the feasibility study and is assessing, with the aid of independent advisors, its mineral inventory disclosure for the area where the feasibility study has been disclosed. However, the technical disclosure by Wesizwe has not been reviewed or confirmed in sufficient detail by Platinum Group Metals or its QP’s for further disclosure at this time. Platinum Group will provide more technical information once Platinum Group’s QP’s have completed their review. Platinum Group Metals, Anglo Platinum and Wesizwe are in amicable discussions regarding the business arrangement over the areas of shared mineral rights within the Wesizwe area covered by the study. The Project 2 mineral rights form a logical block for consideration.

Platinum Group Metals news release disclosure on the 781 hectare Project 2 area dated April 30, 2007 and February 7 ,2007 provides for a total of  8.5 million ounces of Platinum, Palladium, Rhodium and Gold in the inferred category, or 4.25 Million ounces to the WBJV account as detailed below. Considerable drilling by Wesizwe and a 3 dimensional seismic survey, completed co-operatively by all owners, has been completed since this estimate. The impact of this work and the engineering analysis in for the Project 2 area is in progress by Platinum Group Metals Ltd. and its Qualified Persons “QP’s”.

Platinum Group Metals Ltd. Resource Disclosure (Sedar Filed Reports Dated: March 20, 2007 and June 19, 2007.

		Resource	Cut-off	WBJV	Tonnes	Grade	Width	Prill Split				WBJV Ozs
Project	Reef	Category	cmg/t	Interest	in Millions	4E	Metres	Pt	Pd	Rh	Au	in Millions
Project 2
RE 4	MR	Inferred	100	50%	6.540	5.84	1.42	68%	24%	5%	3%	0.614
	UG2	Inferred	100	50%	11.950	4.63	1.57	59%	29%	11%	1%	0.890

Ptn 11	MR	Inferred	300	50%	16.100	6.00	1.46	62%	28%	5%	5%	1.550
	UG2	Inferred	300	50%	16.240	4.62	1.23	59%	29%	11%	1%	1.200
Total Proj 2												4.254

Resources do not have demonstrated economic viability.

Qualified Persons, Quality Assurance and Control and Data Verification

Charles Muller of Minxcon is the Independent QP for the Portion 4 report (Press Release February 7, 2007). He is registered with the South African Council for Natural Scientific Professions (SACNASP) (Registration No. 400201/04). Mr. Muller is an independent consultant with 18 years experience as a geologist, and resource evaluator. Mr. David Gray, of Snowden, is the independent QP for the resource assessment report of Frischgewaagd 96 JQ, Portion 11, and has approved the previous release dated April 30, 2007. He is registered with the SACNASP, the South African Council for Natural Scientific Professions, Registration No 400018/04.  Mr. Gray has more than 17 years of relevant experience in platinum group metal resource assessments.  Samples were analyzed under Platinum Group’s previously published protocols for the project.

Mr. Muller and Mr. Grey have visited the property and have completed sufficient testing procedure to be satisfied that they have reasonably verified the data for the previous resources announced.

R. Michael Jones, P. Eng is the non-independent QP for the summary of the current technical information on the property. He is the President of Platinum Group Metals Ltd.

The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director
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For further information contact:

R. Michael Jones, President
or John Foulkes, Manager Corporate Development
Platinum Group Metals Ltd.,
#328 - 550 Burrard Street, Vancouver, BC  V6C 2B5
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net
Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200
The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 40-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. Mineral resources that are not mineral reserves do not have demonstrated economic viability.